UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 1, 2021

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center Str. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 1.
FUNDAMENTAL CHANGES

On March 1, 2021, VidAngel, Inc., a Delaware corporation (the “Company”) entered into an Asset Purchase Agreement, dated as of March 1, 2021 (the “Agreement”), by and among the Company, Skip TV Holdings, LLC, a Utah limited liability company (together with the Company, “Seller”), and VidAngel Entertainment, LLC, a Utah limited liability company (“Buyer”). Pursuant to the terms of the Agreement, Seller agreed to sell and assign to Buyer substantially all of the assets (the “Purchased Assets”) and certain liabilities of Seller’s content filtering services (the “Business”), and Buyer agreed to purchase the Purchased Assets at a purchase price (the “Purchase Price”) equal to the aggregate amount of payments previously paid or payable by Seller and its affiliates pursuant to the Studios Settlement Agreement, dated as of August 20, 2020, by and between Disney Enterprises, Inc., Lucasfilm Ltd. LLC, Twentieth Century Fox Film Corporation, Warner Bros. Entertainment Inc., MVL Film Finance LLC, New Line Productions, Inc., and Turner Entertainment Co. (collectively, the “Studios”) and the Company (the “Studios Settlement Agreement”) to the Studios (as defined in the Studios Settlement Agreement) up to a maximum amount of $9,900,000; provided that in the event the Settlement Amount (as defined in the Studios Settlement Agreement) is reduced to $7,800,000 pursuant to the Studios Settlement Agreement, the Purchase Price will be $7,800,000, plus the assumption of certain liabilities. Under the terms of the Agreement, Seller will remain liable to the Studios under the Studios Settlement Agreement but Buyer will make future payments pursuant to the Studios Settlement Agreement. Buyer agreed to pay the Purchase Price pursuant to a secured promissory note (the “Promissory Note”), pursuant to which Buyer will pay Seller an amount equal to the quarterly payment required to be made by Seller pursuant to the Studios Settlement Agreement, no later than 60 days prior to the due date of each such payment. The first payment by Buyer will be due on May 15, 2021, which will be attributable to the quarterly payment due by Seller under the Studios Settlement Agreement on July 15, 2021. In addition, Buyer will be obligated to make three additional payments following Seller’s payment in full of the quarterly payments due by Seller under the Studios Settlement Agreement The obligations of Buyer under the Promissory Note is secured by the Purchased Assets. Pursuant to the Agreement, Buyer will also assume certain liabilities.

Pursuant to the Agreement, upon the occurrence of certain events specified in the Studios Settlement Agreement or in certain circumstances upon nonpayment under the Promissory Note, Buyer will be obligated to transfer and assign the Assets back to Seller for no consideration. In connection with entry into the Agreement, Buyer and Seller also entered into certain ancillary agreements including an option agreement, pursuant to which Seller has the right to acquire the Purchased Assets from Buyer for a specified period of time at a variable price calculated per the terms of the option agreement.

The foregoing is a summary and is qualified in its entirety by the Asset Purchase Agreement, a copy of which is filed as Exhibit No. 1.1 and incorporated by reference into this Current Report on Form 1-U dated March 1, 2021.

ITEM 1.1
EXHIBITS

The following exhibit is filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

1.1	Asset Purchase Agreement by and between VidAngel, Inc., Skip TV Holdings, LLC and VidAngel Entertainment, LLC, dated as of March 1, 2021 (portions of Exhibit 1.1 have been omitted)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

Dated: March 5, 2021	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer